SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*




                           VESTCOM INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   924904 10 5
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 924904 10 5
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(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
        Persons:   Joel Cartun
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by (5) Sole Voting Power:  1,246,198
     Each Reporting Person With
                                       (6) Shared Voting Power:  200,000*
                                       (7) Sole Dispositive Power:   see box 5
                                       (8) Shared Dispositive Power:   see box 6

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*  Shares are held by trusts for the benefit of Mr. Cartun's children.


(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  1,446,198
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 17.0%
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(12)     Type of Reporting Person (See Instructions):  IN
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Item 1(a).  Name Of Issuer:  Vestcom International, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  1100 Valley Brook
            Avenue, Lyndhurst, New Jersey 07071
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   Item 2(a).  Name of Person Filing:  Joel Cartun
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Item 2(b).  Address of Principal Business Office or, if None, Residence:  c/o
            Vestcom International, Inc., 1100 Valley Brook Avenue, Lyndhurst, New Jersey 07071
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  924904 10 5
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Item 3.  If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b),
         check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 1997):

                  1,446,198

         (b) Percent of Class (as of December 31, 1997):

                  17.0%

         (c) Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote 1,246,198

             (ii) shared  power  to  vote  or  to  direct  the  vote  200,000*
                                                                       ---------

            (iii) sole  power to  dispose  or to direct  the  disposition  of
                  1,246,198

            (iv) shared power to dispose or to direct the disposition of 200,000*

*  Shares are held by trusts for the benefit of Mr. Cartun's children.

Item 5.  Ownership of Five Percent or Less of a Class.    N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.     N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           February 9, 1998
                                               (Date)

                                           JOEL CARTUN


                                           By:   /s/ Laura R. Kuntz
                                                     (Signature)



                                          Laura R. Kuntz, Attorney-in-Fact
                                                 (Name/Title)